

July 23, 2013

Via E-mail
Dianne M. Lyons
Chief Financial Officer
United Fire Group, Inc.
118 Second Avenue, S.E.
Cedar Rapids, IA 52407

Re: United Fire Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 4, 2013
File No. 001-34257

Dear Ms. Lyons:

We have reviewed your June 28, 2013 response to our June 14, 2013 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Nature of Business, page 80

1. Please refer to your response to our comment one. The disclosures required by ASC 805-10-50 related to the 2011 acquisition of Mercer Insurance Group are significant to an understanding of the 2011financial statements. Please confirm to us that you will include these disclosures in your financial statements in future periodic reports until the 2011 financial statements are no longer required to be included in your filings.

Exhibits, Financial Statement Schedules, page 131

2. Please refer to your response to our comment four. The narrative disclosure provided on page 107 of your filing is not a sufficient explanation of the holding company's financial

position, cash flows, results of operations and any material contingencies, long-term
obligations and guarantees. Please provide us the required schedule that complies with rules
7-05(c) and 12-04 of Regulation S-X, and confirm to us that you will provide it in future
periodic reports.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 if you have any
questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-
3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant